ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-139359

Taxes & Principal Protected Notes:
A Quick Summary

Principal Protected Notes (PPNs) are investments, like corporate bonds, that guarantee the return of your principal investment at maturity, subject to the credit risk of the issuer. However, unlike traditional bonds which pay you a regular rate of interest, PPNs usually will pay you a single coupon at maturity that is linked to the performance of an asset such as a stock, an index, a commodity, a non-U.S. currency or a basket of one of more of those assets.

PPNs are not only distinguished from traditional corporate bonds in the timing and calculation of their payouts. They are also different in the way that they are treated for U.S. Federal tax purposes.

Principal Protected Notes are considered by the IRS to be “Contingent Payment Debt Instruments.” As a U.S. taxpayer, therefore, there are two main tax consequences to your investment in PPNs that you should consider:

(1)	During the term of the PPN, at the end of every calendar year, you will accrue “phantom income,” which is taxed as interest income; and

(2)	At maturity, the asset-linked coupon paid to the investor is taxed as interest income.

This does not mean that you are “double taxed.” Nor does it mean that you will pay taxes on income that you never received. Each year, your tax basis in the PPN will increase by the amount of phantom income that you are deemed to have received from the PPN in that year.

There are two possible tax outcomes at maturity, assuming you purchased the PPN on the original offering date for par. Either your PPN is redeemed for more than your tax basis (purchase price + phantom income), or less than your tax basis. Here’s how it will work: if, at maturity, your PPN is…

(a)	redeemed for an amount that is greater than your tax basis, then you will pay taxes on the difference (redemption amount minus tax basis), which will be characterized as interest income; or

(b)
redeemed for an amount that is less than your tax basis, then you will take a loss on the PPN equal to the difference (tax basis minus redemption amount), which will be characterized as an ordinary loss.

At the end of each calendar year, your broker-dealer will provide you with a Form 1099-OID, indicating how much phantom income you have earned from the PPN for that year. At maturity, you can determine how much phantom income you earned on the PPN by calling the Structured Products Group (866.609.6009), who will help you obtain the pertinent information.

Taxes & Principal Protected Notes: A Quick Summary	RBC Capital Markets

Example: Set forth below is an example of the tax treatments of a PPN at maturity:

January 1, 2005:
Investor purchases a 3-year PPN with 100% principal protection and a coupon paid at maturity linked to an index. Purchase price is $1,000. Investor’s tax basis in the PPN is $1,000. The maturity date of the PPN is January 1, 2008. The rate at which this PPN accrues phantom income (the IRS calls this rate the PPN’s “comparable yield”) is 5% per annum, compounded semi-annually.

December 31, 2005:	Investor has earned $50.63 of phantom income. Investor pays taxes on that amount at the rate applicable to interest income. Investor’s basis in the PPN is now $1,050.63.

December 31, 2006:	Investor has earned $53.19 of phantom income. Investor pays taxes on that amount at the rate applicable to interest income. Investor’s basis in the PPN is now $1,103.81.

December 31, 2007:	Investor has earned $55.88 of phantom income. Investor pays taxes on that amount at the rate applicable to interest income. Investor’s basis in the PPN is now $1,159.69.

January 1, 2008:	The PPN matures and is redeemed from the Investor by the issuer. There are three possible redemption scenarios:

(1)
The applicable index has appreciated, and the redemption amount is greater than Investor’s tax basis: the PPN is redeemed for $1,300, which is greater than Investor’s tax basis in the PPN. Investor pays taxes on the excess of the redemption amount ($1,300) over Investor’s tax basis ($1,159.69), or $140.31 ($1,300 – 1,159.69 = $140.31). That excess is taxed as interest income.

(2)
The applicable index has appreciated, but the redemption amount is less than Investor’s tax basis: the PPN is redeemed for $1,100, which is less than Investor’s tax basis in the PPN. Investor does not pay any additional taxes. Investor may recognize a loss equal to the excess of Investor’s tax basis ($1,159.69) over the redemption amount ($1,100), or $59.69 ($1,159.69 – 1,100 = $59.69. That excess is treated as an ordinary loss.

(3)
The applicable index has depreciated, but since principal is 100% protected, subject to the issuer’s credit risk, Investor gets back his or her original investment: the PPN is redeemed for $1,000, which is less than Investor’s tax basis in the PPN. Same as (2) above, although the amount of the ordinary loss would be $159.69.

While we believe that the information contained herein about the taxation of principal protected notes and the Contingent Payment Debt Instruments rules is accurate, this document cannot take into account an investor’s particular tax profile and is not intended to provide tax advice. Any investor considering investing in principal protected notes should consult with his or her own tax advisor, and carefully read the applicable offering documents.

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Royal Bank of Canada has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling RBC Capital Markets Corporation toll free at 866-609-6009.

For U.S. distribution. 09/09